TASEKO REPORTS FIRST QUARTER 2014 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 7, 2014, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2014.

First Quarter Highlights

  First quarter 2014 earnings from mining operations (before depletion and amortization)* were $19.4 million and cash flows from operations were $23.3 million.

  Revenues for the first quarter 2014 were $105.0 million, up 75% from the same period in 2013.

  First quarter total production was 34.5 million pounds of copper and 566 thousand pounds of molybdenum, a 49% and 59% increase, respectively, since the first quarter 2013.

  Total sales for the quarter reached a record 40 million pounds of contained copper in concentrate, 79% higher than first quarter 2013.

Russell Hallbauer, President and CEO of Taseko, commented, “Gibraltar performed to expectations in the first quarter of 2014, with improvements made to mill availability as well as copper and molybdenum recoveries. Even with a planned, six-day maintenance shutdown, mill availability increased over the fourth quarter 2013. Copper and molybdenum recoveries improved, averaging 85% and 43% for the first quarter, up from 82% and 35%, respectively, in the previous quarter.”

Mr. Hallbauer continued, “Increased operating costs for the quarter were a direct result of below target availability on two of our large shovels. Due to the lack of shovel availability in the quarter, site management adjusted the short-range mine plan to utilize our hauling capacity for a longer distance ore haul and building ore stockpiles. This resulted in a lower strip ratio for the quarter, even though tons mined were 20% higher than the fourth quarter 2013. With shovel availability back up to normal levels, mining operations have resumed planned stripping rates.”

“We continue to make progress on our Aley Project. Up until early 2014, metallurgical test work performed over the previous 18 months achieved niobium recoveries of 35%. At this recovery rate, Aley had positive economics, even though recoveries were below the 50% being achieved at other operating niobium mines. In January, a critical modification to the flowsheet indicated a process that could achieve the targeted 50% recovery rate. Since then, the project team has made significant advancements and now we have four out of the five key metallurgical stages successfully tested, resulting in a 50% recovery. Our technical team is now working on the final configuration and overall circuit parameters for the process. Based on the progress that has been made year-to-date, we expect to have the flow sheet finalized in the next two to three months.”

“In February, the Government of Canada announced it will not issue the federal authorizations necessary for New Prosperity to proceed. The Company fundamentally disagrees with this decision and believes they based their decision on a panel report which contains serious flaws. The Company continues to evaluate all of its options for future growth, including organic growth opportunities at Gibraltar and Aley.” concluded Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS
		Three months ended
Financial Data		March 31,
(Cdn$ in thousands, except for per share
amounts)	2014	2013	Change
Revenues	104,996	60,150	44,846
Earnings from mining operations before depletion	19,439	19,593
and amortization*			(154)
Earnings from mining operations	8,787	13,214	(4,427)
Net earnings (loss)	(9,148)	(10,482)	1,334
Per share - basic (“EPS”)	(0.05)	(0.05)	-
Adjusted net earnings (loss)*	(2,710)	(2,833)	123
Per share - basic (“adjusted EPS”) *	(0.01)	(0.01)	-
EBITDA *	8,858	(591)	9,449
Adjusted EBITDA *	14,594	9,608	4,986
Cash flows provided by (used for) operations	23,301	(3,744)	27,045

Operating Data (Gibraltar - 100% basis)	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Copper contained in concentrate
Production (million pounds Cu)	34.5	33.5	36.7	28.1	23.2
Sales (million pounds Cu)	40.0	37.0	26.6	27.8	22.4
Inventory (million pounds Cu)	4.4	10.1	13.6	3.5	3.3
Per unit data (US$ per pound) *
Operating costs of production*	$2.19	$1.88	$1.95	$2.09	$2.28
By-product credits	(0.21)	(0.18)	(0.04)	(0.15)	(0.21)
Net operating costs of production *	$1.98	$1.70	$1.91	$1.94	$2.07
Off-property costs	0.50	0.44	0.30	0.40	0.38
Total operating costs *	$2.48	$2.14	$2.21	$2.34	$2.45

*Non-GAAP performance measure. See page 18 of the MD&A.

  Total sales for the first quarter of 2014 were 40 million pounds of contained copper in concentrate (100% basis), as a result of strong production for the quarter and a reduction in inventory levels;

  Quarter-end copper inventories declined by 6.5 million pounds to 4.4 million pounds, which represents a normal expected inventory level;

  Quarterly copper production at Gibraltar increased to 34.5 million pounds (100% basis) for the first quarter of 2014, a 48% increase over the first quarter of 2013;

  Copper head grade was 0.29% in the first quarter, which is below the Granite pit average grade, although slightly higher than predicted;

  Copper recoveries were 84.6% and molybdenum recoveries were 42.5%, with both measures improving steadily as the quarter advanced;

HIGHLIGHTS - CONTINUED

  Maintenance on the shovels allocated to waste stripping resulted in the decision to maximize usage of truck capacity by reallocating waste haul trucks to hauling ore. This, coupled with the maintenance costs incurred on the shovels, led to the increased net operating cost in the first quarter of 2014 of $1.98 per pound;

  The Company generated cash flows from operations of $23.3 million in the first quarter of 2014 compared to an outflow of $3.7 million in the first quarter of 2013;

  The Company ended the first quarter of 2014 with a cash balance of $86.7 million; and

  The Company continues to evaluate all of its options for future growth, including organic growth opportunities at Gibraltar and Aley.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Tons mined (millions)	25.9	21.5	22.6	22.7	22.6
Tons milled (millions)	7.0	7.6	6.8	5.8	4.3
Strip ratio	2.8	3.9	2.6	3.3	3.3
Copper concentrate
Grade (%)	0.290	0.270	0.315	0.281	0.318
Recovery (%)	84.6	81.7	85.9	85.8	84.8
Production (million pounds Cu)	34.5	33.5	36.7	28.1	23.2
Sales (million pounds Cu)	40.0	37.0	26.6	27.8	22.4
Inventory (million pounds Cu)	4.4	10.1	13.6	3.5	3.3
Molybdenum concentrate
Grade (%)	0.009	0.010	0.012	0.011	0.011
Recovery (%)	42.5	34.8	17.5	26.4	38.2
Production (thousand pounds Mo)	566	480	284	333	355
Sales (thousand pounds Mo)	589	499	110	317	337
Per unit data (US$ per pound) *
Operating costs of production*	$2.19	$1.88	$1.95	$2.09	$2.28
By-product credits *	(0.21)	(0.18)	(0.04)	(0.15)	(0.21)
Net operating costs of production *	$1.98	$1.70	$1.91	$1.94	$2.07
Off-property costs	0.50	0.44	0.30	0.40	0.38
Total operating costs *	$2.48	$2.14	$2.21	$2.34	$2.45

*Non-GAAP performance measure. See page 18 of the MD&A

REVIEW OF OPERATIONS – CONTINUED

A total of 25.9 million tons were mined in the first quarter, a 14% increase over the first quarter of 2013, although lower than planned due to low shovel availability. Mining operations were accelerated in the lower grade portion of the Granite Pit due to the reallocation of haul trucks from waste hauling. Copper grade is approximately 10% lower than the Granite Pit reserve grade in the current mining areas.

Total mill throughput for the first quarter was 7.0 million tons, an increase of 62% over tons milled in the first quarter 2013. Total copper production for the quarter was 34.5 million pounds, a 48% increase over pounds produced in the first quarter of 2013. This significant increase in production is a result of the additional milling capacity since concentrator #2 fully is now operational.

Molybdenum recoveries were 42.5% for the first quarter, much improved over the previous quarter. Molybdenum production for the first quarter of 2014 was 566,000 pounds, a 59% increase over the first quarter of 2013.

In the first quarter of 2014, net operating costs per pound of copper produced were US$1.98, a 15% increase over the US$1.70 per pound in the fourth quarter 2013.

Operating costs for the first quarter of 2014 were impacted by maintenance on the shovels allocated to waste stripping. This resulted in the decision to maximize usage of truck capacity by reallocating waste haul trucks to hauling ore, which resulted in increased unit mining costs and less capitalized stripping.

The increased costs were slightly offset by increased copper production resulting from higher average head grade and an increase in molybdenum by-product credits. The increased by-product credits are a result of the improved performance in the new molybdenum plant.

Off property costs, including transportation, treatment and refining charges, for the first quarter of 2014 were $0.50 per pound produced, compared to $0.38 per pound produced in the first quarter of 2013 due to an increased level of off property costs as a result of higher sales volumes. Off property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for the first quarter of 2014 were $2.48 per pound produced, higher when compared to the $2.45 per pound produced in the first quarter of 2013.

Taseko will host a conference call on Thursday, May 8, 2014 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 or (970) 315-0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until May 15, 2014 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 24727947

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing by-product credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2014	2013
Cost of sales	96,209	46,936
Less Depletion and amortization	(10,652)	(6,379)
Net change in inventory	(8,622)	6,202
Operating costs of production	76,935	46,759
Less by-product credits:
Molybdenum	(5,090)	(2,735)
Silver	(1,012)	(956)
Less offsite costs:
Treatment and refining costs	(7,702)	(3,412)
Transportation costs	(6,513)	(3,333)
Net operating costs of production	56,618	36,323
Total copper produced (thousand pounds)	25,906	17,420
Net operating costs of production (CAD per pound)	2.19	2.09
Average exchange rate for the period (CAD/USD)	1.1036	1.0086
Net operating costs of production (US$ per pound)	1.98	2.07
Net operating costs of production	56,619	36,323
Add offsite costs:
Treatment and refining costs	7,702	3,412
Transportation costs	6,513	3,333
Total operating costs	70,834	43,068
Total operating costs (US$ per pound)	2.48	2.45

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended
	March 31,
($ in thousands, except per share amounts)	2014	2013
Net (loss) earnings	(9,148)	(10,482)
Unrealized loss (gain) on derivatives	(2,744)	(1,985)
Unrealized foreign exchange translation (gains)/losses	8,480	3,227
Write down of marketable securities	-	9,387
Non-recurring other expenses (income)	-	(430)
Estimated tax effect of adjustments	702	(2,550)
Adjusted net earnings (loss)	(2,710)	(2,833)
Adjusted EPS	(0.01)	(0.01)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended
	March 31,
(Cdn$ in thousands, except per share amounts)	2014	2013
Net earnings (loss)	(9,148)	(10,482)
Add:
Depreciation	10,735	6,518
Amortization of stock based compensation	2,083	1,355
Finance expense	6,647	2,293
Interest income	(1,122)	(1,742)
Income tax expense (recovery)	(337)	1,467
EBITDA	8,858	(591)
Adjustments:
Unrealized (gain)/loss on derivative instruments	(2,744)	(1,985)
Write-down of marketable securities	-	9,387
Non-recurring other expenses (income)	-	(430)
Foreign currency translation (gains) losses	8,480	3,227
Adjusted EBITDA	14,594	9,608

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended
	March 31,
(Cdn$ in thousands, except per share amounts)	2014	2013
Earnings from mining operations	8,787	13,214
Add:
Depletion and amortization	10,652	6,379
Earnings from mining operations before depletion and amortization	19,439	19,593

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.